[redacted]

SEC ISSION

06003171

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwood Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8515 East Orchard Road - 7th Floor
(No. and Street)

Greenwood Village, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kara Kerr [303] 737-4286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 3600 (Address) 555 Seventeenth Street (City) Denver, CO (State) 80202-394 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/12/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen R. Derback, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwood Investments, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Bobbi Hankins
Notary Public

BOBBI HANKINS
Notary Public
State of Colorado
My Commission Expires 06/13/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenwood Investments, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

(Sec I.D. No. 8-51122)
Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Greenwood Investments, LLC
Greenwood Village, Colorado

We have audited the following financial statements of Greenwood Investments, LLC (the Company), a wholly-owned subsidiary of GW Capital Management, LLC, for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Greenwood Investments, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Greenwood Investments, LLC as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

		2005
ASSETS		
Cash	$	100,299
Due from affiliates		21,355
TOTAL ASSETS		121,654
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses and other liabilities		14,000
Total liabilities		14,000
MEMBER'S EQUITY (Note 3):		
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding		100,000
Retained earnings		7,654
Total member's equity		107,654
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	121,654

See notes to financial statements.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005
REVENUES:		
Securities commissions	$	72,285
Related-party administrative services fees		21,855
Interest income		5,052
Total revenues		99,192
EXPENSES - general and administrative		21,855
NET INCOME	$	77,337

See notes to financial statements.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, JANUARY 1, 2005	100	$ 100,000	$ 52,517	$ 152,517
Net income			77,337	77,337
Dividends paid			(122,200)	(122,200)
BALANCE, DECEMBER 31, 2005	100	$ 100,000	$ 7,654	$ 107,654

See notes to financial statements.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

		2005
OPERATING ACTIVITIES:		
Net income	$	77,337
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Due to affiliates		(2,682)
Fees receivable		32,952
Net cash provided by operating activities		107,607
FINANCING ACTIVITES – dividends paid		(122,200)
Net cash used in financing activities		(122,200)
NET DECREASE IN CASH		(14,593)
CASH, beginning of year		114,892
CASH, end of year	$	100,299

See notes to financial statements.

1. ORGANIZATION

Organization - Greenwood Investments, LLC (the Company) is a wholly-owned subsidiary of GW Capital Management, LLC (GWCM), which is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (GWL&A), an insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company.

The Company acts as an introducing broker-dealer and clears certain customer transactions through another broker/dealer on a fully-disclosed basis. The Company also facilitates the transfer of monies from participant accounts serviced by its third party administrator affiliate, Financial Administrative Services Corporation, to self-directed brokerage accounts maintained on behalf of such participants by other broker-dealers. The Company acts as principal underwriter for an affiliated registered open-end management investment company. The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in that the Company satisfies the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

As of October 1, 2005 the Company no longer acts as an introducing broker-dealer and no longer facilitates the transfer of monies from participant accounts serviced by the third party administrator affiliate, Financial Administrative Services Corporation.

The Company has entered into an agreement with GWL&A, whereby the Company receives administrative services fees, which represent the reimbursement of all expenses incurred. Due from affiliates represents non-interest bearing amounts, which are due upon demand. Accordingly, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash includes only amounts in demand deposit accounts.

Securities Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - As limited liability companies, the net income of the Company and its subsidiaries is reportable in the tax return of the member. Accordingly, no provision for income taxes will be made in the Company's consolidated financial statements.

3. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater, and prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2005, the Company had net capital of $86,299, which was $81,299 in excess of its required net capital of $5,000. Aggregate indebtedness at December 31, 2005 was $14,000 and the ratio of aggregate indebtedness to net capital was 0.16 to 1.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

TOTAL MEMBER'S EQUITY	$ 107,654
DEDUCT NON-ALLOWABLE ASSETS:	
Due from affiliates	21,355
NET CAPITAL	$ 86,299
AGGREGATE INDEBTEDNESS	$ 14,000
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS NET CAPITAL	$ 81,299
EXCESS NET CAPITAL AT 1,000%	$ 84,899
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.16:1

There were no material differences between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by Greenwood Investments, LLC in the unaudited Form X-17a-5 Part IIA as of December 31, 2005, filed on January 20, 2006.

GREENWOOD INVESTMENTS, LLC
(A wholly-owned subsidiary of GW Capital Management, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 23, 2006

Greenwood Investments, LLC
Greenwood Village, CO

In planning and performing our audit of the financial statements of Greenwood Investments, LLC (the Company), a wholly-owned subsidiary of GW Capital Management, LLC, for the year ended December 31, 2005 (on which we have issued our report dated February 23, 2006) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP